SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                             FORM 15

  Certification and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or
 Suspension of Duty to File Reports Under Sections 13 and 15(d)
             of the Securities Exchange Act of 1934

                            Commission File Number   33-27286

             Inland Savings and Stock Purchase Plan
                     for Salaried Employees
     (Exact name of registrant as specified in its charter)

              Temple-Inland Salaried Savings Plan,
                     as successor by merger,
                     303 South Temple Drive
                       Diboll, Texas 75941
                          936-829-5511
       (Address, including zip code, and telephone number,
              including area code, of registrant's
                  principal executive offices)

              100,000 shares of Temple-Inland Inc.
            Common Stock, par value $1.00 per share,
      and an Indeterminate Amount of Interests in the Plan
    (Title of each class of securities covered by this Form)

                       None, for this Plan
           (Titles of all other classes of securities
                for which a duty to file reports
              under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

    Rule 12g-4(a)(1)(i)  [  ]          Rule 12h-3(b)(1)(ii)  [  ]
    Rule 12g-4(a)(1)(ii) [  ]          Rule 12h-3(b)(2)(i)   [  ]
    Rule 12g-4(a)(2)(i)  [  ]          Rule 12h-3(b)(2)(ii)  [  ]
    Rule 12g-4(a)(2)(ii) [  ]          Rule 15d-6            [ x]
    Rule 12h-3(b)(1)(i)  [  ]

     Approximate number of holders of record as of the certification or notice date: None

     Pursuant to the requirements of the Securities Exchange Act of 1934 Temple-Inland Salaried Savings Plan, as successor by merger to the Inland Savings and Stock Purchase Plan for Salaried Employees has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE:    June 26, 2001       BY:    /s/ Leslie K. O'Neal
                                 Leslie K. O'Neal,
                                 Temple-Inland Inc.
                                 Benefits Administration
                                 Committee